Exhibit 99.1

GOLD ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2021

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in United States dollars unless otherwise stated)

		As at June 30,	As at September 30,
		2021	2020
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents	3	85,552,642	37,539
Prepaids and other receivables	4	2,131,712	16,330
		87,684,354	53,869
Non-current assets
Royalties	5	13,682,527	-
Equipment		1,250	1,587
		13,683,777	1,587

		101,368,131	55,456

Current Liabilities
Accounts payable and accrued liabilities		651,819	75,452
Due to former parent company	9	-	120,930
		651,819	196,382

Equity
Issued Capital	6	98,065,176	1
Reserves	6	8,140,975	-
Accumulated deficit		(5,930,841)	(140,631)
Accumulated other comprehensive income (loss)		441,002	(296)
		100,716,312	(140,926)
		101,368,131	55,456

Subsequent events (Note 11)

Approved by the Board of Directors:

/s/ “Ken Robertson”
Ken Robertson Director

/s/ “Warren Gilman”
Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Other Comprehensive Loss

(Unaudited, expressed in United States dollars unless otherwise stated)

		For the	For the	Period from incorporation
		three months ended	nine months ended	on June 23, 2020 to
		June 30, 2021	June 30, 2021	June 30, 2020
	Notes	($)	($)	($)
Expenses
Consulting fees		447,960	743,192	-
Depreciation		153	435	-
Management and directors’ fees	9	181,547	333,357	-
General and administrative		878,714	1,200,941	-
Professional fees		731,049	1,529,731	3,794
Share-based compensation	6	830,173	1,926,867	-
Operating loss for the period		(3,069,596)	(5,734,523)	(3,794)

Other items
Interest income		44,000	51,814	-
Foreign exchange loss		(9,232)	(107,501)	-
Net loss for the period		(3,034,828)	(5,790,210)	(3,794)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		-	441,298	-
Total comprehensive loss for the period		(3,034,828)	(5,348,912)	(3,794)

Net loss per share, basic and diluted		(0.07)	(0.22)	(3,794.00)

Weighted average number of common shares outstanding, basic and diluted		41,602,391	26,534,794	1

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in United States dollars unless otherwise stated)

						Accumulated
						Other
		Number of	Issued		Accumulated	Comprehensive
		Common	Capital	Reserves	Deficit	Income (Loss)	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at June 23, 2020
Issued capital		1	1	-	-	-	1
Net loss for the period		-	-	-	(140,631)	-	(140,631)
Total other comprehensive loss		-	-	-	-	(296)	(296)
Balance at September 30, 2020		1	1	-	(140,631)	(296)	(140,926)
Cancellation of common share issued upon incorporation		(1)	(1)	-	-	-	(1)
Common shares issued to former parent company for cash	6	5,000,000	50,000	-	-	-	50,000
Performance based restricted shares issued	6	1,500,000	-	-	-	-	-
Common shares issued to acquire royalties	5	15,000,000	13,076,000	-	-	-	13,076,000
Private placement of common shares for cash	6	1,325,000	2,848,750	-	-	-	2,848,750
Share-based compensation - performance based restricted shares	6	-	328,003	-	-	-	328,003
Share-based compensation - share options	6	-	-	1,512,614	-	-	1,512,614
Initial public offering:
Common shares and common share purchase warrants issued for cash	6	18,000,000	82,968,750	7,031,250	-	-	90,000,000
Common shares issued on exercise of over-allotment option	6	721,347	3,603,128	-	-	-	3,603,128
Common share purchase warrants issued on exercise of over-allotment option	6	-	-	13,500	-	-	13,500
Underwriters’ fees and issuance costs	6	-	(5,154,455)	(416,389)	-	-	(5,570,844)
Common shares issued for marketing services	6	75,000	345,000	-	-	-	345,000
Net loss for the period		-	-	-	(5,790,210)	-	(5,790,210)
Total other comprehensive income		-	-	-	-	441,298	441,298
Balance at June 30, 2021		41,621,347	98,065,176	8,140,975	(5,930,841)	441,002	100,716,312

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in United States dollars unless otherwise stated)

	For the	Period from incorporation on
	nine months ended	June 23, 2020 to
	June 30, 2021	June 30, 2020
	($)	($)
Operating activities
Net loss before tax for the period	(5,790,210)	(3,794)
Items not involving cash:
Depreciation	435	-
Interest income	(51,814)	-
Share-based compensation	1,926,867	-
Net changes in non-cash working capital items:
Prepaids and other receivables	(1,842,484)	-
Accounts payable and accrued liabilities	577,999	-
Due to former parent company	(83,096)	3,794
Cash used in operating activities	(5,262,303)	-

Investing activities
Purchase of equipment	(1,632)	-
Interest received	37,666	-
Investment in royalties	(227,297)	-
Cash used in investing activities	(191,263)	-

Financing activities
Proceeds from common shares issued to former parent company	50,000	-
Proceeds from private placement of common shares	2,848,750	-
Proceeds from initial public offering, net of underwriters’ fees and issuance costs	88,045,784	-
Repayment of cash advance by former parent company	(37,538)	-
Cash provided by financing activities	90,906,996	-

Effect of exchange rate changes on cash	61,673	-

Net increase in cash	85,515,103	-
Cash and cash equivalents
Beginning of period	37,539	-
End of period	85,552,642	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

1. Corporate Information

Gold Royalty Corp. (“GRC” or “the Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the “IPO”) on March 11, 2021. The Company’s common share and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

2. Basis of Preparation and Significant Accounting Policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s financial statements for the period from the date of incorporation on June 23, 2020 to September 30, 2020.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the “Board”) on August 12, 2021.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis. The Company’s condensed interim consolidated financial statements are presented in United States dollars (“U.S. dollar”, “$” or “dollar”). All values are rounded to the nearest dollar except where otherwise indicated.

On March 11, 2021, GRC, the parent entity, changed its functional currency from the Canadian dollar to the U.S. dollar. The change in functional currency resulted from the growing proportion of expenses paid in U.S. dollars and the receipt of the cash proceeds of $88 million in U.S. dollars upon the completion of the IPO on March 11, 2021.

The effect of the change in functional currency is accounted for prospectively with no impact on prior period information. The Company translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from translation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended September 30, 2020 except for the newly adopted policies described in 2.4. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Gold Royalty Corp., Gold Royalty U.S. Corp. and 1310560 B.C. Ltd., wholly owned subsidiaries of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

5

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

2. Basis of Preparation and Significant Accounting Policies (continued)

2.3 Basis of consolidation (continued)

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Gold Royalty U.S. Corp. and 1310560 B.C. Ltd. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currencies of Gold Royalty U.S. Corp. and 1310560 B.C. Ltd. are the United States dollar. For the period prior to the change in functional currency the results of, GRC, the parent entity, were translated from Canadian dollars using period end exchange rate as to assets and liabilities and average exchange rates as to income and expenses. All resulting exchange differences are recognized in other comprehensive income (loss).

2.4 New significant accounting policies effective October 1, 2020

Share-based payments

Restricted Shares

The fair value of the restricted shares is measured at grant date and recognized over the period during which the restricted shares vest. When restricted shares are conditional upon the achievement of a performance condition, the Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance condition. The fair value of the restricted shares is determined based on the fair value of the common shares on the grant date, adjusted for minority shareholder discount, liquidity discount and other applicable factors that are generally recognized by market participants.

The fair value of restricted shares is recognized as an expense over the vesting period based on the best available estimate of the number of restricted shares expected to vest; that estimate will be revised if subsequent information indicates that the number of restricted shares expected to vest differs from previous estimates.

Share Options

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share options. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at the grant date and recognized over the period during which the options vest. Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

3. Cash and cash equivalents

	As at June 30, 2021	As at September 30, 2020
	($)	($)

Cash at bank	552,642	37,539
Guaranteed Investment Certificates	85,000,000	-
Cash and cash equivalents	85,552,642	37,539

6

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

4. Prepaids and other receivables

As at June 30, 2021, the amount of prepaid insurance premiums and marketing fees was $1,576,230 (2020: $Nil) and $444,312 (2020: $Nil), respectively. A portion of the prepaid marketing fee was satisfied by the issuance of 75,000 common shares of the Company (Note 6).

5. Royalties

($)
Balance at September 30, 2020	-
Acquisition	13,303,297
Functional currency translation	379,230
Balance at June 30, 2021	13,682,527

June 30, 2021
($)
Almaden project	114,333
Batistão project	25,277
Cachoeira project	1,279,197
Crucero project	781,733
La Mina project	1,351,744
Quartz Mountain project	179,631
São Jorge project	2,274,126
Surubim project	56,368
Titiribi project	3,009,959
Whistler project	2,575,033
Yarumalito project	165,085
Yellowknife project	1,870,041
Total	13,682,527

On November 27, 2020, the Company entered into a royalty purchase agreement with GoldMining, the Company’s former parent, pursuant to which GoldMining caused its applicable subsidiaries to create and issue to the Company net smelter return (“NSR”) royalties ranging from 0.5% to 2.0% on 17 gold properties and transfer to the Company certain buyback rights held by its subsidiaries. The purchase consideration with a fair value of $13,076,000 was satisfied by the issuance of 15,000,000 common shares (the “Consideration Shares”) of the Company. Pursuant to a lock-up agreement dated March 8, 2021 (the “Lock-Up Agreement”), the Consideration Shares are subject to a lock-up period which expires on September 4, 2021 (Note 6.5).

The following is a summary of the royalties and other interests acquired from GoldMining:

Royalties

●	a 0.5% NSR on the Almaden Project, located in Idaho, USA;
●	a 1.0% NSR on the Batistão Project, located in Brazil;
●	a 1.0% NSR on the Cachoeira Project, located in Brazil;
●	a 1.0% NSR on the Crucero Project, located in Peru;
●	a 2.0% NSR on the La Mina Project, located in Colombia;
●	a 1.0% NSR on the São Jorge Project, located in Brazil;
●	a 1.0% NSR on the Surubim Project, located in Brazil, including the Surubim and Rio Novo areas;
●	a 2.0% NSR on the Titiribi Project, located in Colombia;
●	a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;

7

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

5. Royalties (continued)

Royalties (continued)

●	a 1.0% NSR on the Yarumalito Project, located in Colombia; and
●	a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties.

Buyback Rights

The Company also holds the rights to acquire additional royalties on certain of the properties pursuant to buyback rights under existing royalty agreements between subsidiaries of GoldMining and third parties:

●	a 2.0% NSR on the Batistão Project for $1,000,000;
●	a 0.5% NSR on the Surubim area of the Surubim Project for $1,000,000, which royalty is payable after production at the project has exceeded two million ounces;
●	a 1.5% NSR on the Surubim area of the Surubim Project for $1,000,000;
●	a 0.65% NSR on the Rio Novo area of the Surubim Project for $1,500,000;
●	a 0.75% NSR on the Whistler Project (including an area of interest) for $5,000,000;
●	a 1.0% NSR on the Yarumalito Project for C$1,000,000;
●	a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for C$1,000,000;
●	a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for C$500,000; and
●	a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for C$250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

On February 1, 2021, the Company entered into a royalty purchase agreement with Quartz Mountain Resources Ltd. and Wavecrest Resources Inc. Pursuant to the terms of the agreement, the Company acquired a 1% NSR on a portion of the Quartz Mountain Project located in Oregon, USA, for a cash consideration of $150,000.

6. Issued Capital

6.1 Initial Public Offering

On March 8, 2021, the Company entered into an underwriting agreement with H.C. Wainwright & Co., LLC and BMO Capital Markets Corp. (collectively the “Underwriters”) for an offering of 18,000,000 units of the Company (the “Units”) at a price of $5.00 per Unit. Each Unit consists of one common share and one half of a common share purchase warrant, and each common share purchase warrant entitles the holder to acquire a common share at a price of $7.50 per share until March 11, 2024.

The Company granted the Underwriters the over-allotment option (the “Over-Allotment Option”) to purchase up to 2,700,000 common shares and/or 1,350,000 common share purchase warrants at $4.995 per common share and $0.01 per common share purchase warrant, respectively. The Company agreed to reimburse the Underwriters for certain fees and disbursements.

On March 11, 2021, the Company issued 18,000,000 Units at a price of $5.00 per Unit for gross proceeds of $90,000,000. Further, the Underwriters exercised the Over-Allotment Option to purchase 721,347 additional common shares for gross proceeds of $3,603,128 and 1,350,000 additional common share purchase warrants for gross proceeds of $13,500. In connection with the IPO, the Company incurred securities issuance costs of $5,570,844, of which $5,081,064 represented cash fees paid to the Underwriters.

8

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

6. Issued Capital (continued)

6.1 Initial Public Offering (continued)

The net proceeds from the issuance of the Units were allocated to the Company’s common shares and common share purchase warrants on a relative fair value basis. Inputs used to calculate the relative fair value of the common shares and common share purchase warrants are based on the quoted closing prices of the Company’s common shares and common share purchase warrants on the first day of trading on the NYSE American. The fair value of common shares and common share purchase warrants issued upon exercise of the Over-Allotment Option are equal to the net proceeds received by the Company. The allocation of the fair value of the Company’s common shares and common share purchase warrants is as follows:

($)
Fair value of common shares	86,571,878
Fair value of commons share purchase warrants	7,044,750
Total gross proceeds from the IPO	93,616,628

Gross proceeds	93,616,628
Common share issuance costs	(5,154,455)
Common share purchase warrant issuance costs	(416,389)
Net proceeds received	88,045,784

Fair value allocation to:
Common shares	81,417,423
Common share purchase warrants	6,628,361
88,045,784

6.2 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

The Company issued one common share for consideration of $1.00 upon incorporation on June 23, 2020. On October 16, 2020, GoldMining, the Company’s former parent, subscribed for 5,000,000 common shares of the Company for cash of $50,000 and surrendered the one common share issued by the Company upon incorporation for no consideration.

On December 4, 2020, the Company completed a private placement of 1,325,000 common shares for gross proceeds of $2,848,750.

On April 19, 2021, the Company entered into an agreement with a service provider for the provision of digital marketing and advertising services. The total fee was paid in cash and 75,000 common shares of the Company with a fair value of $4.60 per share. The common shares issued thereunder are subject to a four-month hold period. The Company amortized the prepaid service fee over the term of the agreement and recognized $86,250 and $86,250 as share-based compensation expense for the three and nine months ended June 30, 2021, respectively.

6.3 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares (the “Restricted Shares”) to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions are as follows:

9

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

6. Issued Capital (continued)

6.3 Restricted Shares (continued)

(1)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023; and

(3)	with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed.

During the three and nine months ended June 30, 2021, the Company recognized share-based compensation expense of $42,783 and $328,003, representing the fair value of the Restricted Shares vested during the respective periods.

6.4 Reserves

The following outlines the movements of the Company’s common share purchase warrants and share options:

	Reserves
	Warrants	Share Options	Total
	($)	($)	($)
Balance at June 23, 2020 and September 30, 2020	-	-	-
Initial public offering:
Common share purchase warrants issued to for cash (Note 6.1)	7,044,750	-	7,044,750
Underwriters’ fees and issuance costs (Note 6.1)	(416,389)	-	(416,389)
Share-based compensation - share options	-	1,512,614	1,512,614
Balance at June 30, 2021	6,628,361	1,512,614	8,140,975

Common Share Purchase Warrants

During the nine months ended June 30, 2021, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at June 30, 2021 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 2.70 years.

Share Options

The Company adopted a long-term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

10

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

6. Issued Capital (continued)

6.4 Reserves (continued)

Share Options (continued)

The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at September 30, 2020	-	-
Granted	2,810,000	4.98
Balance at June 30, 2021	2,810,000	4.98

On March 7, 2021, the Company granted 2,505,000 stock options at an exercise price of $5.00 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. On May 20, 2021, the Company granted 305,000 stock options at an exercise price of $4.78 per share. The share options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.32%
Expected life (years)	3.00
Expected volatility	36.85%
Expected dividend yield	0.00%
Estimated forfeiture rate	1.58%

As there is no trading history of the Company’s common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

A summary of share options outstanding and exercisable at June 30, 2021, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
4.78	305,000	0.52	4.89	76,250	0.52	4.89
5.00	2,505,000	4.46	4.69	626,250	4.46	4.69
	2,810,000	4.98	4.71	702,500	4.98	4.71

The fair value of share options recognized as share-based compensation expense during the three and nine months ended June 30, 2021, was $701,140 and $1,500,322, respectively, using the Black-Scholes option pricing model.

11

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

6. Issued Capital (continued)

6.4 Reserves (continued)

Share Options (continued)

Pursuant to the agreement with an officer of the Company, the officer received options to purchase 25,000 common shares of GoldMining (the “GoldMining Options”) at an exercise price of C$2.88 per share. These GoldMining Options are exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. The fair value of GoldMining Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.30%, expected life of 2.87 years, expected volatility of 57%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The fair value of the GoldMining Options recognized by the Company as share-based compensation expense during the three and nine months ended June 30, 2021 was $Nil and $12,292, respectively.

6.5 Lock-Up Agreement

In connection with the IPO, GoldMining and each of the Company’s directors and officers have entered into Lock-Up Agreements, pursuant to which GoldMining, the directors and officers of the Company agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any GRC common shares for a period of 180 days after March 8, 2021, subject to certain limited exceptions, without the prior written consent of the Underwriters. As of June 30, 2021, there are 21,923,800 common shares which are subject to transfer restrictions pursuant to the Lock-Up Agreements.

7. Capital Risk Management

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalty and mineral stream interests, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At June 30, 2021, the Company’s capital structure consists of the equity of the Company (Note 6). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

8. Financial Instruments

At June 30, 2021, the Company’s financial assets include cash and cash equivalents. The Company’s financial liabilities include accounts payable. The carrying value of the Company’s financial liabilities approximate fair value due to their short term to maturity.

8.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

12

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

8. Financial Instruments (continued)

8.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

8.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at June 30, 2021 was $87,032,535. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

8.4 Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

8.5 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company’s cash and cash equivalents are minimal.

9. Related Party Transactions

9.1 Related Party Transactions

During the three and nine months ended June 30, 2021, the Company incurred $1,105 and $29,209 in general and administrative expenses for website design, hosting and maintenance service provided by Blender Media Inc. (“Blender”), a vendor that is controlled by a family member of a director of the Company, Amir Adnani. On June 28, 2021, the Company entered into a 12-month marketing service agreement with Blender, pursuant to which Blender will manage promotional campaigns, create digital web presentation and provide advertising services to the Company. Such marketing fee of $161,320 (C$200,000) was paid by the Company in cash subsequent to June 30, 2021.

In addition, the Company settled the amount due to GoldMining, the Company’s former parent, during the nine months ended June 30, 2021.

Related party transactions are based on the amounts agreed to by the parties. During the nine months ended June 30, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

9.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three and nine months ended June 30, 2021 are as follows:

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Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in United States dollars unless otherwise stated)

9. Related Party Transactions (continued)

9.2 Transactions with Key Management Personnel (continued)

	For the three months ended	For the nine months ended
	June 30, 2021	June 30, 2021
	($)	($)
Management salaries	157,145	285,600
Directors’ fees	24,402	47,757
Share-based compensation	557,448	1,582,845
Total	738,995	1,916,202

10. Operating Segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for the royalties on gold projects located in Brazil, Colombia, Peru and the United States, substantially all of the Company’s assets and liabilities are held in Canada.

11. Subsequent Events

On June 21, 2021, the Company entered into a definitive agreement (the “Agreement”), pursuant to which the Company proposes to acquire all of the issued and outstanding common shares of Ely Gold Royalties Inc. (the “Ely Shares”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Agreement, each holder of Ely Shares will have the option to receive consideration per Ely Share of either: (i) C$1.46 in cash, or (ii) 0.2450 of a GRC common share (“GRC Share”), subject to pro-ration based on a maximum aggregate cash consideration of C$84 million and a maximum aggregate number of GRC Shares issued of approximately 41.5 million. Completion of the Arrangement is subject to, among other things, approval by shareholders of Ely Gold Royalties Inc., receipt of court and stock exchange approvals, and other customary closing conditions.

On July 23, 2021, the Company entered into a definitive agreement with Monarch Mining Corporation (“Monarch”) to acquire a portfolio of gold royalty interests, including a C$2.50 per tonne royalty on material processed through Monarch’s Beacon mill originating from the Beaufor mine operations, a 2.5% NSR on each of Monarch’s Croinor Gold, McKenzie Break and Swanson properties, and a 1% NSR on Monarch’s Beaufor property. The consideration is approximately $12 million (C$15 million), of which approximately $9 million (C$11.25 million) is payable on closing and approximately $3 million (C$3.75 million) is payable upon the 6-month anniversary of closing. Monarch has the right to repurchase a 1.25% NSR on each of the Croinor Gold, McKenzie Break and Swanson properties for C$2 million per property. Such rights may only be exercised by Monarch for a period of 30 days after December 31, 2027 after the gold price as quoted by the London Bullion Market exceeds $2,000 per ounce continuously for 30 consecutive days. The transaction closed on August 5, 2021.

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